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                                   Filed by Tele Centro Oeste Participacoes S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Tele Centro Oeste Participacoes S.A.
                                                   Commission File No. 001-14489


      THE FOLLOWING NOTICE OF MATERIAL EVENT FILED WITH THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORACAO DE ACOES) OF TELE CENTRO OESTE PARTICIPACOES S.A. WITH TELESP CELULAR PARTICIPACOES S.A.

                                    * * * * *

      This notice of material event may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements.

      The forward-looking statements in this notice of material event are subject to a number of risks and uncertainties, including but not limited to changes in technology, regulation, the global cellular communications marketplace and local economic conditions. These forward-looking statements relate to, among other things:

-     management strategy;
-     synergies;
-     operating efficiencies;
-     integration of new business units;
-     market position;
-     revenue growth;
-     cost savings;
-     capital expenditures;
-     flexibility in responding to market conditions and the regulatory regime;
-     influence of controlling shareholders;
-     litigation; and
-     the timetable for the merger of shares.

      Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions.

      These statements reflect our current expectations. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this notice of material event will be realized. You are cautioned not to put undue reliance on any forward-looking information.

      Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which Telesp Celular Participacoes S.A. has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it contains important information. Investors and security holders may obtain a free copy of these materials and other documents filed by Tele Centro Oeste Participacoes S.A. and Telesp Celular Participacoes S.A. with the Commission at the Commission's website at www.sec.gov. These materials may also be obtained for free from Tele Centro Oeste Participacoes S.A.

                                    * * * * *



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                        TELESP CELULAR PARTICIPACOES S.A.
                             a publicly-held company

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             a publicly-held company

Telesp Celular Participacoes S.A. ("TCP") and Tele Centro Oeste Celular Participacoes S.A. ("TCO") by means of the present notice of material event and in compliance with the decision made by the Governing Board of CVM (Brazilian Securities and Exchange Commission), disclose the following:

(i) their intention to proceed with the acquisition of the shares of TCO by TCP ("Share Acquisition"), (ii) the criteria and reasons supporting the definition of the exchange ratio applied to the Share Acquisition (Exchange Ratio) and
(iii) other information related to the corporate restructuring:

1. TCP confirms its intention to effect the Share Acquisition under the terms of the notice of material event dated January 16, 2003. The Exchange Ratio shall be, as disclosed previously, 1.27 TCP share for each TCO share.

2. The Exchange Ratio was computed based on the quotes for TCO and TCP shares, plus a premium on TCO shares' quote (equivalent to 15% above the exchange ratio computed based on the average price of such shares, for the 30 days prior to the date on which such Exchange Ratio was disclosed).

3. TCP understands that market quotations are the appropriate criterion for determining the Exchange Ratio. This understanding is supported by previous positions held by CVM, such as can be inferred from CVM's Orientation Opinion Number 1.

4. TCP also understands that the quote for the TCO shares was not distorted during the period used for the purposes of determining the Exchange Ratio for the following reasons:

      (i) Since the beginning of independent trading on TCO and TCP shares and during any other representative period used for analysis purposes, the price of TCO shares increased substantially, more than the price of TCP shares or than the IBOVESPA index. It should be noted that any temporary decrease in the price of TCO shares resulting from the purchase of debentures issued by the former controlling company (the "Debentures") disclosed as material events on July 5, 2002 and August 14, 2002, was fully compensated during subsequent periods. The above statement is proven by the increase in prices of TCO shares during the periods between the days preceding the two material events concerning the Debentures and the material event disclosing the Share Acquisition, which exceeded 50% whereas the price of TCP shares and the IBOVESPA index were each, for the same periods, less than a 30%.

      (ii) Since the beginning of independent trading of TCO and TCP shares, the Exchange Ratio has exceeded the most beneficial exchange ratio of TCO shares for TCP shares, determined based on market quotes.

5. In addition to the criterion and justifications referred above, it should be noted that under Article 30 of the TCP's bylaws, approval of the Share Acquisitions must be "preceded by an analysis of economic and financial matters effected by an independent firm of world renown, confirming that all interested companies are receiving equitable treatment and the shareholders in such companies shall be afforded ample access to such the report on such analysis". As a consequence, the Exchange Ratio, must be based on market quotes, and also be supported by an analysis prepared by an independent firm of world renown, which will also include discounted cash flows.

6. Under current legislation, the Share Acquisition shall only be effective after the closing of the tender offer for common shares issued by TCO, now in the course of registration with the CVM and, at that time (i) the analysis of economic and financial matters referred above, (ii) the appraisal reports of shareholders' equity at market values and (iii) the appraisal report of the book value of TCO's shareholders' equity will be prepared.

Finally, the Governing Board of CVM has informed the press that its technical bodies have established "an administrative inquiry to investigate possible irregularities in connection" with the Share Acquisition. Concerning this matter, TCP and TCO would like to inform the market that they are entirely confident that the absence of any



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irregularity in the Share Acquisition will be confirmed. Additional information that may be necessary to prove such absence of irregularities will be provided at the appropriate time.

                           Sao Paulo, August 21, 2003

                        Telesp Celular Participacoes S.A.

                                 Fernando Abella
                    Director, Finance and Investor Relations

                  Tele Centro Oeste Celular Participacoes S.A.

                          Luis Andre Carpintero Blanco
                    Director, Finance and Investor Relations